FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 7, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Wins Frequencies Auction in Russia

October 07, 2015

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces that as a result of the online auction held by The Federal Service for Supervision in the Sphere of Communications, Information Technologies and Mass Media (Roskmonadzor) MTS has been allocated licenses to provision mobile telecommunications services in the GSM standard, LTE standard and its subsequent modifications in the 1710-1785 MHz and 1805-1880 MHz ranges in Amur Region, North-Ossetia-Alania, Orenburg Region, Perm Krai and in Komi-Perm District.

For the first time in Russia, Roskomnadzor held an online auction of frequencies, which lasted from September 29, 2015, through October 03, 2015. Results of the tender and costs of the licenses are indicated in the table below.

Lot number	Region	Spectrum allocated	Price
3	Republic of North Ossetia —Alania	1748.2-1755.0/1843.2-1850.0 1764.6-1769.8/1859.6-1864.8	RUB 275.9 mln
5	Orenburg Region	1725.0-1727.8/1820.0-1822.8 1748.4-1755.0/1843.4-1850.0	RUB 587.6 mln
6	Perm Krai excluding Komi-Perm District	1727.0-1735.0/1822.0-1830.0 1750.0-1751.8/1845.0-1846.8 1769.0-1770.0/1864.0-1865.0	RUB 744.6 mln
8	Komi-Perm District within Perm Krai	1769.0-1770.0/1864.0-1865.0	RUB 0.5 mln
10	Amur Region	1725.0-1729.6/1820.0-1824.6 1746.4-1755.0/1841.4-1850.0	RUB 303.3 mln

Mr. Andrei Ushatskiy, MTS Vice President, Chief Technology and Information Officer, remarked, “We welcome the first auction for frequencies to be held in Russia. It is a universally accepted practice to distribute frequencies through a transparent and competitive process. The introduction of this practice in Russia will stimulate development of state-of-the-art data networks and make high-speed mobile Internet access more broadly available. Since we first received our LTE license in 2012, MTS has been fulfilling licensing requirements ahead of schedule and has already launched LTE networks in 78 of Russia’s regions. With additional spectrum, we will be able to enhance existing networks and deliver higher speeds and greater coverage on new tech-neutral LTE networks, while reducing construction costs. A typical base station provisioning LTE-1800 provides four times greater coverage of a similar base station in the LTE-2600 range. By combining our LTE-2600 and LTE-1800 spectrum through Carrier Aggregation, we can increase peak speeds up to 187 Mb/s.”

Previously, in June 2015, MTS signed agreements with the vendors to purchase multiband and technology neutral network equipment for the roll-out of LTE-Advanced networks. In 2015, MTS plans to launch tech-

neutral LTE-2600 networks in 19 regions in Russia and LTE-Advanced networks with aggregation across two and three carriers in 15 regions.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: October 7, 2015